Filed by Abitibi-Consolidated Inc.
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                      Subject Company: Abitibi-Consolidated Inc.
                                                  Commission File No.: 001-14636


FORWARD-LOOKING STATEMENTS
Any statements made regarding the proposed transaction between Abitibi-Consolidated Inc. and Bowater Incorporated, the expected timetable for completing the transaction, benefits or synergies of the transaction, and other statements contained in the following documents that are not historical fact are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, that are based on management's beliefs, certain assumptions and current expectations. These statements may be identified by the use of forward-looking terminology such as the words "expects," "projects," "intends," "believes," "anticipates" and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of Abitibi-Consolidated and Bowater (separately and together the "Companies"). Such statements include, but are not limited to, statements about future financial and operating results, Abitibi-Consolidated's and Bowater's plans, objectives, expectations and intentions, the markets for Abitibi-Consolidated's and Bowater's products, the future development of Abitibi-Consolidated's and Bowater's business, and the contingencies and uncertainties to which Abitibi-Consolidated and Bowater may be subject and other statements that are not historical facts. The following documents also include information that has not been reviewed by the Companies' independent auditors. There is no assurance the transaction contemplated in the following documents will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in the following documents are expressly qualified by information contained in each company's filings with regulatory authorities.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain required governmental or third party approvals of the combination on the proposed terms and schedule and without material concessions; the failure of Abitibi-Consolidated or Bowater shareholders to approve the combination; the exercise by a material percentage of Abitibi-Consolidated shareholders of their dissent rights; the risk that the businesses will not be integrated successfully; the risk that the cost savings and other expected synergies from the transaction may not be fully realized or may take longer to realize than expected; and disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Abitibi-Consolidated's and Bowater's results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by Abitibi-Consolidated and Bowater with the SEC and the Canadian securities commissions and available at the SEC's internet site (HTTP://WWW.SEC.GOV) and on SEDAR (HTTP://WWW.SEDAR.COM). Neither Abitibi-Consolidated nor Bowater undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction, AbitibiBowater Inc. will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4, which will include a proxy statement/prospectus of Bowater and a management information circular of Abitibi-Consolidated. Shareholders are urged to read the joint proxy statement/ prospectus/ management information circular regarding the proposed transaction when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/ prospectus/management information circular, as well as other filings containing information about Abitibi-Consolidated and Bowater, without charge, at the SEC's internet site (HTTP://WWW.SEC.GOV) and on SEDAR (HTTP://WWW.SEDAR.COM). Copies of the joint proxy statement/ prospectus/management information circular and the filings with the SEC and the Canadian securities commissions that will be incorporated by reference in the joint proxy statement/ prospectus/management information circular can also be obtained, without charge, by directing a request to Abitibi-Consolidated, 1155 Metcalfe Street, Suite 800, Montreal, Quebec, Canada H3B 5H2, Attention:
Investor Relations, (514) 394-2341,or to Bowater, 55 E. Camperdown Way, Greenville, SC, USA, 29602, Attention: Investor Relations, (864) 271-7733.

PARTICIPANTS IN THE SOLICITATION
Abitibi-Consolidated, Bowater and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed combination. Information regarding Abitibi-Consolidated's directors and executive officers is available in the 2005 Annual Report on Form 40-F filed with the SEC by Abitibi-Consolidated on March 31, 2006, and the management information circular with respect to Abitibi-Consolidated's 2006 Annual Meeting of Shareholders filed by
Abitibi-Consolidated on SEDAR on March 31, 2006. Information regarding Bowater's directors and executive officers is available in the Annual Report on Form 10-K filed with the SEC by Bowater on March 13, 2006 and the Proxy
Statement with respect to Bowater's 2006 Annual Meeting of Stockholders filed by Bowater with the SEC on April 12, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/ prospectus/management information circular and other relevant materials to be filed with the SEC and the Canadian securities commissions when they become available.

-------------------------------------------------------------------------------
         ABITIBI/BOWATER MERGER ANNOUNCEMENT PRESS CONFERENCE WEBCAST
                                JANUARY 29, 2007
-------------------------------------------------------------------------------

Corporate Speakers

o        Frank Alessi      Abitibi-Consolidated Inc. Director - IR
o        John Weaver       Abitibi-Consolidated Inc. President, CEO
o        Dave Paterson     Bowater Inc.                       President, CEO

Participants

o        Bert Moran        Globe and Mail            Media
o        John Philcock     Financial Post            Media
o        Katryn Covax
o        Jim DuPlessis     The State                 Media
o        Jim Davenport     The Associated Press      Media
o        Rudolph Bell      The Greenville News       Media


-------------------------------------------------------------------------------
                                  PRESENTATION
-------------------------------------------------------------------------------

Frank Alessi: [Speaking French] Welcome to this Abitibi-Bowater press conference. We have with us Mr. John Weaver; President and CEO of Abitibi Consolidated, and we have Mr. Dave Paterson, Chairman, President and CEO of Bowater. So we'll go -- it's going to be very simple. So, Mr. Weaver will start, after that Mr. Paterson, and it will be time for your questions from the floor and on the telephone. "Mr. Weaver?"

John Weaver: Thank you. Well today is a very exciting day and an important day for both of our companies. We think that in a merger of Abitibi and Bowater, which we announced today, as a merger of equals has a clear strategic rationale and creates a leading global forest products company. The industry has been facing significant challenges. Our customer needs are changing. The competition is increasing and of course we're -- newsprint demand is also under pressure and down.

So, in order to strengthen both of our companies this deal brings us both together and moves us to the next plateau by generating efficiencies in terms of synergies, improved financial and operating profiles for both companies, and a better asset and product mix for our customers to which we provide products. The synergies of $250 million are a significant value, and represent over 60% of the equity of the combined companies.

This transaction will enable us to improve our product offering all the way from newsprint to lightweight coated grades, and the efficiencies will make AbitibiBowater a company better positioned for the years ahead. The head office will be located here in Montreal. We'll have regional sales and manufacturing offices in Greenville.

And with that, I'll turn it over to Dave Paterson who will become the new President and CEO of the company.

Dave Paterson: Good morning, and thank you for being here. It's an exciting day for the employees and shareholders of Bowater. I think John touched on many of the key elements, but it's really a transformational merger for both companies. This is a tough marketplace that we've operating in and we need to create a more viable, stronger financial company. This is the format we've chosen. We've both looked at many options, and this is the one I think creates the most value. We'll be a large company.

We're going to have over 20,000 employees, 32 paper mills, 35 wood products facilities, significant presence both in Canada and the United States. We both currently operate in both countries as you know. The $250 million of synergies is the compelling reason for this transaction. Those synergies are based on reductions in costs across the system but not predicated in any mill closures. We look forward to working together and taking your questions.

So with that, I'll turn it back to --.

-------------------------------------------------------------------------------
                          QUESTION AND ANSWER SESSION
-------------------------------------------------------------------------------

Frank Alessi: That's right -- thank you, Dave. So we'll take -- we have people on telephone, so we'll take three questions from the floor [speaking French]. Please introduce yourself.

Bert Moran : Hi, [Bert Moran], Globe and Mail. I wonder if either Mr. Weaver or Mr. Paterson could address the anti-trust questions. Have you looked at it in any detail? Are there any areas that you feel might be of concern, or are you satisfied that this -- there really are no major anti-trust issues?

Dave Paterson: Okay, I'll start. We spent a lot of time as far as this discussion looking [at]. We feel confident that we can comply with the anti-trust regulations of both countries. We are in the process of contacting regulators and starting that process, and we look forward to the discussion. We think this deal makes a lot of sense and will pass regulatory rules.

Frank Alessi: Monsieur?

John Philcock: [John Philcock] from the Financial Post. If you don't mind just a couple of small questions to throw your way. What's going to be your footprint Canada-US? And also, if you address how much capacity that your two firms have taken out in the last few years, I think you've been the leaders in taking newsprint capacity in the industry. And finally I just want to pick up on a point, I think I heard Mr. Weaver say earlier this morning is it true that these shares will not be part of the TSX once the firm mergers?

John Weaver: Well to make it -- we'll trade on both TSX and the New York Stock Exchange.

John Philcock: Right, [will be] part of that [composite] index?

John Weaver: We would -- the US company I don't think we're eligible to be part of the index. First of all the footprints we have primarily almost all of our assets are either in Eastern Canada or the southeastern United States. And as far as our customer footprint, our customer footprint is at least North America and for Abitibi alone we supply 70 countries around the world, and I'm sure
Bowater is the same thing. So, we look at ourselves as a pretty global footprint. But primarily a North America customer base. And I forgot the third question.

John Philcock: I asked each of you how much capacity you've taken?

John Weaver: Oh no wonder I forget.  I think that -- go ahead, Dave.

Dave Paterson: Well from a Bowater perspective I think we've been responding to market pressures. It's no secret what's happened in the newsprint consumption in North America. The good news about newsprint consumption is it's growing on a global basis, and we're participating in more exports primarily out of our Canadian mills, particularly Eastern Canadian mills.

John Philcock: Right but a number, how much have you taken out?

Dave Paterson: I don't think we've talked about a number. In the Bowater case we've done a combination of some closures primarily at Thunder Bay, Ontario, and then we've done conversions of newsprint machines to other products most notably at our Calhoun, Tennessee facility where we've converted to hybrid products or to other mechanical grades of paper.

John Weaver: For Abitibi, I think we've closed mills in the US and Canada. And it's been over a series of time and dating back until 2000 really. And it's over 1 million tons of capacity we've closed.

Frank Alessi: Madame?

Katryn Covax: [Katryn Covax] [inaudible] Canada. What guarantee can you give us from now on for the next year that there won't be any more closures in Canada and specifically Quebec?

John Weaver: Well I think the thing is -- for the next year you have to remember that for a great portion of that until the third quarter closing we'll be independent companies, and so we'll each have to operate as we see fit for the next year. And I think as -- and we'll be making decisions based on the marketplace. As far as guarantees, I think the main driver in that consideration will be market conditions, but for the synergies for this transaction and bringing these two companies together all the $250 million of synergies are based on no changes in our operating units. It's all based on manufacturing efficiencies, SG&A overlap and logistics and procurement efficiencies.

Katryn Covax: What about the possible layoffs, rationalizations when something like that happens?

John Weaver: Go ahead, Dave.

Dave Paterson: You know, our work at this point is really looking at the obvious overlap in terms of executive and administrative redundancies between our Greenville office and the Montreal office, so that's built into the $250 million. From a manufacturing point of view, we have the assumption that we'll continue to run all the current manufacturing operations of both companies. You asked about a wild card. The wild card is, if we knew what was going to happen to consumption of newsprint in North America we could certainly plan a lot better. That's the one wild card out there in the marketplace.

Frank Alessi: We'll go on telephone for -- is there any questions? For those who want to ask questions you have to press star one.

Operator: Your first question comes from the line of Jim DuPlessis. Please proceed.

Jim DuPlessis: Yes this is Jim DuPlessis. I'm a reporter with The State, a flagship paper in South Carolina. It appears that Bowater is the majority partner in this merger. If you could have chosen anywhere to put the headquarters, why did you choose Montreal, to move it from Greenville to Montreal? And how many people are in Greenville now, and will be in there after the headquarters is moved?

Dave Paterson: Yes, this is Dave Paterson from Bowater. I think the decision to locate in Montreal was driven by a few factors. First is, this is a merger of equals and part of that is you try to have a balanced approach to all issues including the social issues. I believe that given the nature of these two companies together and our large presence in Canada, as well as the United States, it was important to be in Montreal. I believe that the infrastructure here and the talent of the people in Montreal will make a successful headquarters location. I also believe that we have talented and capable people in Greenville.

Now currently, we have approximately 200 employees at our corporate offices in Greenville. There's been no determination of what that number will be though there will not be the executive office. So, we said it will be manufacturing, customer service and sales related to our US southeast operations which are quite significant. So, we will keep you appraised as we go through the process, particularly once we get regulatory approval of the scale of Greenville. And I know that's an important issue both to the community of Greenville, the State of South Carolina, as well as our employees in Greenville. But there's been no predetermined number.

Jim DuPlessis: It's safe to say 199?

Dave Paterson: No, remember Greenville already has a large -- or the actual corporate part of Greenville is much less than the 200. We have sales, customer service, production planning, manufacturing, engineering, all in Greenville, tech support. So there's a big component of Greenville, certainly more than 50% of Greenville currently is not what I would say is related to corporate jobs like mine or CFO or things of that nature.

Frank Alessi: Thank you, another question? [Speaking French]. Is there another question?

Operator: Your next question comes from the line of Jim Davenport with The Associated Press.

Jim Davenport: Can you gentlemen explain a little bit the details of how you came together to approach this deal? What got you interested in looking at each other?

Dave Paterson: I'll start, and then John why don't you chime in. I think it started really as I entered the position of CEO of Bowater in May of last year and new to the newsprint sector. I was not new to the industry. I've spent my entire working career in the forest products industry. But John reached out to me as the new CEO and introduced himself.

We had a brief meeting and touched on many subjects, and then sort of separated for quite a while. We came back together in the fall. In my case, I had spent a lot of that time doing strategic review of both Bowater and the industry, and we've looked at many options and part of that discussion and process and internal Bowater process we kept coming back to this merger as the most value-creating opportunity available to us in the marketplace. I think independently John reached the same conclusion, so we started an earnest discussion in the fall.

John Weaver: As you look at the landscape of various transactions and possibilities there's no other -- probably no companies so similar as our two companies, and no other transaction that generates the same significant level of synergies that this one does. And it's those synergies that drive the financial reward to the bottom line and that's really what we're after, how to lower our cost, improve our operational and financial flexibility, and improve shareholder value at the end of the day.

Frank Alessi: Thank you.

Unidentified Audience Member: [inaudible] my question is for Mr. Paterson. You explained very clearly why the head office stays in Montreal. You intend to move to Montreal?

Dave Paterson: Yes, I'm moving to Montreal.

Unidentified Audience Member: So, [next time] I'll ask the question in French?

Dave Paterson: Yes my French will need to improve a lot. The good news is, my wife is studying French, and my daughter is actually going to France this summer to study. So, I have some French speakers in my family.

Unidentified Audience Member: I'd like to know if you're continuing the Board story -- you say that there will be seven from Abitibi and from Bowater. Will there be seven Canadian, seven American?

John Weaver: It's sort of up to our Board to decide that. It will be a mixture. There certainly will be Canadians and certainly will be US representations. I don't -- to say how many will be American and how many US, I can't say right now.

Dave Paterson: And from a Bowater, if you look at our Board we have strong Canadian presence on our board today, certainly some Montreal people on our Board.

Unidentified Audience Member: Okay the last question again, Mr. Paterson, continuing the mills in [St. Tilisien], north of Quebec what will happen to that mill? There's a problem -- you ask concessions, workers, they refuse, what will you do with that mill? You intend to close it or what?

Dave Paterson: Well we're looking at our operations and we're working across Canada, not just in Quebec, to try to find with our unions a more competitive structure to operate in. I think it's -- I guess the way I view it is we are in this together. It is not a company versus employee issue. Our competitors are many and becoming more global and I think we have to have an honest dialogue with each other.

We are prepared as Bowater, we've been discussing investments in Quebec to modernize and make us more competitive here. Pierre Monahan who is here today, has led a lot of those discussions. So as Bowater, we feel good about Quebec and want to stay here and invest here, but we have to get a lower cost platform to do it. And certainly labor is part of that but it needs to be an open dialogue.

Frank Alessi: Thank you, Madame?

Unidentified Audience Member: [Ellen], CBC Radio. There's been a lot of talk recently in the past year in Quebec specifically about the so called 'crisis' in the forestry sector. We've seen thousands of layoffs. You've talked about the wild card. Can you expand a little bit more on that as to the impact of your merger, and where this could lead given the unknown, and given the fact that our own premier has said that he expects further sawmill closures in the future?

John Weaver: Well, I think the sawmill issue is really predicated by the reduction in the allowable cut. We've reduced the available forest to the Quebec industry and that has put additional pressure on [sawmillers] if you have 20 or 30% less trees to harvest or available to the forest products industry you have to have a significant reduction in sawmills. So, I think the two are independent.

The reason -- that puts pressure on the industry financially and then companies have to look out for ways to improve their financial flexibility, and synergies are a good driver of that -- ways to lower costs and improve the overall operating efficiency of our company. And so although -- even though there's a disconnect between the two they actually do come together in that we as companies have to look for ways to lower our costs in order to move forward.

Unidentified Audience Member: And in October the government, the provincial government, announced millions of dollars to help pulp and paper companies do this. Was this a motivating factor in today's merger, the $433 million offered by the Canadian -- the Quebec government?



John Weaver: Certainly in every jurisdiction where we operate there's -- we need certain things to improve our overall performance, and certainly we thank the Quebec government for the considerations. But I think that that was independent of this transaction. Really it adds to the profitability of Quebec operations, but it wasn't really part of our considering this transaction.

Dave Paterson: And I'll echo John's comments. I think we've been encouraged by provincial response across Canada in terms of the issues facing the forest products sector. We've gotten energy relief in Ontario which was very helpful. Certainly we've had other provincial interventions to help improve the cost structure. One thing we haven't touched on -- you talk about another wild card, is the exchange rate. I mean a lot of the issues we've faced over the last three or four years has been the fluctuating or changing exchange rate between the US and Canadian dollars. So, that's a significant issue as well.

Unidentified Audience Member: Thank you.

Frank Alessi: Let's go to [Mr. Gibbons].

Unidentified Audience Member: Both Mr. Paterson and Mr. Weaver, in the long term will you keep your lumber interests, because Mr. Weaver you have negotiated before with the prospect of perhaps selling them?

John Weaver: So will in the long run we keep our --?

Dave Paterson: We couldn't hear.

Unidentified Audience Member: In the long term will you keep your lumber interests?

John Weaver: I think that one of the big advantages of the new company is that we do have a diversified portfolio and certainly strengthens our overall lumber business. The housing market is not that great right now but in the long term we believe the lumber business and the forest part of the business will be good for the company.

Unidentified Audience Member: And for Mr. Paterson have Donnacona, Dolbeau and Mersey are they permanently in your future plans, or are any of those part of the operations that you're looking very carefully at?

Dave Paterson: Well the three mills you mention are all mills that we've worked very hard to improve the profitability. We have plans in place for each. I think the new labor contract that we've reached at Donnacona is very helpful and I think that was done in a cooperative manner with the unions there. It's significantly improved the position of that mill in terms of competing in the future. Dolbeau similarly has some initiatives underway there to improve its performance. It's really about getting these mills back to making profits. We shouldn't forget that whether it's the mills you've mentioned or other mills, I think neither company has been in the profits for quite a while. And as representatives of our shareholders that's our ultimate goal.

And Mersey actually has done quite well. I'm very pleased with the performance in our Mersey operation. Of course that's a joint venture with the Washington Post. It's been a long-term joint venture. That mill has been very aggressive in addressing its cost issues. I'm proud to say Mersey is performing very well, and my expectation is that we keep challenging ourselves, each of those mills, to keep them competitive and in the marketplace.

Unidentified Audience Member: And one last one. Would you give us some idea of the tonnage coming in from Asia, particularly China? Because we've been reporting since the beginning of 2006 some publishers have been trying it, been very satisfied -- not only with the price but the quality.

John Weaver: Well, I think the big change in the last five years is that China went from a net importing nation to an exporting nation. Certainly our customers have run some trials and they've talked about the use of that product and to date the actual imports to North America have not been recorded. But there continues to be a lot of conversation among our customers about the possibility of bringing imports in from China.

Dave Paterson: And I'd just add that the other factor on China is that on the waste paper side China is having a big impact on the price of OMP. I think if you look at the exports of waste paper of all types particularly OMP to China it's escalating rapidly which changed our cost structure here in North America which is another concern and another reason that we need to do this deal to drive our costs back down. Abitibi has a large and successful waste paper business. We're a large waste paper consumer. So that's a natural fit as well.

Frank Alessi: Let's go on the phone for the last time.  Is there any questions?

Operator: Your next question comes from the line of Rudolph Bell with Greenville News. Please proceed.

Rudolph Bell: Good morning.

John Weaver: Good morning.

Rudolph Bell: This question is for Mr. Paterson I guess would be most appropriate. Can you rule out layoffs in Greenville or would you say there definitely will be layoffs in Greenville, you just don't know how many?

Dave Paterson: Well, we do not know how many. We should assume given that we're moving the corporate headquarters to Montreal that there will be some layoffs in Greenville.

Rudolph Bell: Another question, Bowater has been a good supporter of the community here, supported for example the Chamber of Commerce, the Peace Center for the Performing Arts. Mr. Paterson, can you tell me whether that support will continue in the future?

Dave Paterson: I intend that it will. I'm on the board of the Peace Center. I intend to stay on the board of the Peace Center. We will have a significant presence in Greenville in terms of employees, and I think that our participation in the community will continue. It's not only my participation, but the participation of a number of Bowater employees and being good citizens in Greenville, and that will continue.

John Weaver: I think a tradition of the forest product companies are that we've been long-time supporters of the communities in which we operate, especially some of the rural communities. But we'll continue I'm sure to support the communities in which we do business.

Frank Alessi: Okay, thank you.  [Mr. Leveran], you're the lucky last.

Unidentified Audience Member: Yes okay, including -- Mr. Paterson, including the synergy would the new company make some profit at the current market's condition?

Dave Paterson: I think if the synergies on top of our '06 numbers were profitable. So, the future is unknown to me. So --.

Unidentified Audience Member: But [it is] slim -- it would be slim.

Dave Paterson: Well if we fully implement the $250 million of synergies across our systems, yes I believe we're back in the black. I think that's the numbers.

John Weaver: And slim is a step in the right direction wouldn't you say?

Unidentified Audience Member: Yes. How much money were both companies losing this year?

Dave Paterson: We haven't disclosed our fourth quarter or year-end earnings but
--.

John Weaver: A good try anyway.

Dave Paterson: In about a week.

John Weaver: Next week.

Frank Alessi: Thank you, very much. Mr. Weaver -- to conclude Mr. Weaver has something to say in conclusion.

John Weaver: We have a little sort of -- as Dave, by the way, Dave says have no realtors call him, but anyway welcome to Montreal. We have something that you probably, he doesn't have in his present location and that's a Montreal Canadians jersey.